

April 6, 2020

Via Email

Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: GCP Applied Technologies Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 3, 2020**
> **File No. 001-37533**

Dear Mr. Sapezhnikov:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the above filing unless otherwise indicated.

Preliminary Proxy Statement

General

1. The preliminary proxy statement was filed using the EDGAR tag "PRE 14A" rather than the required tag "PREC14A," which tag indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

2. We note your statements throughout the proxy materials that "[y]ou will NOT help elect the Board's nominees if you sign and return white proxy cards sent by Starboard even if you vote to 'withhold' your vote with respect to Starboard's nominees using the white proxy card." Please qualify these statements to reflect the fact that Clay H. Kiefaber is included amongst both Starboard's and your nominees.

Proposal One – Election of Directors, pages 18-24

3. Please confirm in response letter that in the event you select a substitute nominee prior to the Annual Meeting (as provided on page 18), you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Corporate Governance, pages 25-29

4. We note the disclosure on page 25 indicating that the Board decided not to re-nominate Marran H. Ogilvie for election at the Annual Meeting. In this section (or in the appropriate alternative section of the proxy statement), please supplement your disclosure to clarify the basis on which the Board decided not to re-nominate Ms. Ogilvie.

Questions and Answers About the Annual Meeting and the Voting Process, pages 78-88

5. We note the following disclosure on page 83: "If your broker, bank or other nominee forwards Starboard's proxy materials to you, it may only be able to vote your shares with respect to the proposals at the Annual Meeting if you have instructed them on how to vote." Please advise us of the legal basis upon which you have relied to conclude that persons other than brokers, such as banks and other nominees, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other nominees are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

6. We note the following disclosure on page 86: "Abstentions and broker non-votes (as described above) will be counted in determining the quorum." We further note, however, that the disclosure on page 20 indicates that "[b]roker non-votes will not be counted as present and are not entitled to vote on the election of directors." Please revise to remove any inconsistency with respect to the effect of broker non-votes for purposes of determining whether a quorum is present at the Annual Meeting.

Form of Proxy

7. Please revise the disclosure regarding the intended use of the discretionary authority

available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "on such other matters as may properly come before the meeting . . . ."

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Adam O. Emmerich, Esq.
       Gregory E. Ostling, Esq.
       Wachtell, Lipton, Rosen & Katz